hannover re

02028285

RECEIVED
APR 0 4 2002
363

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

SUPPL

April 2, 2002

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Ad hoc announcement and Press Release

- Hannover Re enhances its position for an upswing in the market
- Further transfer of large-scale risks into capital market.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Best regards,

Ralf Arndt

Iris Garbers

Enclosures

Hannover
Rückversicherungs-AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

hannover **re**

PRESS RELEASE

- **Hannover Re enhances its position for an upswing in the market**
- **Further transfer of large-scale risks into capital market**

Hannover, 2 April 2002: With today's completion of its "K3" transaction, Hannover Re has again utilized the capital markets for the securitization of catastrophe and other large-scale risks. "K3" is a structured financing involving a so-called portfolio-linked securitization, comprising a variety of non-proportional reinsurance covers for natural perils (hurricanes and earthquakes in the U.S., wind-storms in Europe and earthquakes in Japan) and worldwide aviation business.

This transaction provides Hannover Re with an equity substitute in the amount of USD 230 million. U.S. and Japanese institutional investors are partners in this transaction, whose yield will be a reflection of the profitability of the securitized reinsurance business. Investors share Hannover Re's risk up to the maximum of their invested capital in case of loss from the securitized risks. The term of the transaction is three years with an option for the investors to renew for two more years.

"Along with raising hybrid capital (by issuing a subordinated bond) in the amount of EUR 350 million in spring 2001 and an equity increase in December, we have enhanced our capital position by more than EUR 800 million over the last twelve months" explains Wilhelm Zeller, Chairman of the Executive Board. "With these measures we have created a solid foundation for exploiting the opportunities presented by the current strong upswing of the property/casualty reinsurance market to the maximum extent." Mr. Zeller emphasized that this transaction allows Hannover Re to flexibly adapt its capital position to the cycles of property/casualty reinsurance without potentially creating excessive capital at a future date where there is a softening in the current hard-market price level.

As early as 1994, Hannover Re pioneered the securitization of reinsurance risks by launching the first-ever such transaction dubbed "Kover", which transferred natural catastrophe risks into the capital markets. The group extended its leading role in the area of alternative risk transfer in the following years through five more capital-market transactions for natural catastrophes ("K2" and "K2+") as well as for life reinsurance risks ("L1" to "L4").

...

For further information, please contact Ralf Arndt (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail ralf.arndt@hannover-re.com).

Hannover Re, *with gross premiums of EUR 8.3 bn. in 2000, is the fifth-largest reinsurance group in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively*

hannover **rück**

PRESSE INFORMATION

- **Hannover Rück rüstet sich weiter für den Marktaufschwung**
- **Erneut Transfer von Großrisiken in den Kapitalmarkt**

Hannover, 2. April 2002: Mit ihrer heute abgeschlossenen Transaktion „K3“ hat die Hannover Rück erneut den Kapitalmarkt zur Absicherung von Groß- und Katastrophenrisiken herangezogen.

Das Modell „K3“ ist eine so genannte Portfolio-Linked Securitization (Verbriefung), die unterschiedliche Rückversicherungsrisiken umfasst: Naturgefahren (Hurrikane und Erdbeben in den USA, Stürme in Europa und Erdbeben in Japan) sowie weltweites Luftfahrtgeschäft.

Mit dieser Transaktion schafft die Hannover Rück ein Kapitalsubstitut in Höhe von 230 Mio. USD. Partner der Transaktion sind amerikanische und japanische institutionelle Investoren. Deren Rendite ist eine Reflexion der Profitabilität des verbrieften Rückversicherungsgeschäfts. Das Risiko für die Investoren liegt in der Mithaftung für Schäden aus den verbrieften Risiken mit maximal ihrem investierten Kapital. Die Laufzeit der Transaktion beträgt drei Jahre mit einer Option für die Investoren, diese um zwei Jahre zu verlängern.

„Zusammen mit der Aufnahme eines nachrangigen Haftungskapitals (Hybridkapital) in Höhe von 350 Mio. EUR im Frühjahr und der Kapitalerhöhung im Dezember 2001 haben wir in den letzten 12 Monaten Kapital und Kapitalsubstitute in Höhe von mehr als 800 Mio. EUR aufgenommen“, führte Wilhelm Zeller, der Vorstandsvorsitzende der Hannover Rück, aus. „Damit haben wir die Voraussetzung geschaffen, an den sich bietenden Chancen des gegenwärtigen deutlichen Marktaufschwungs in der Schaden-Rückversicherung überdurchschnittlich partizipieren zu können.“ Zeller betonte weiter, diese Konstruktion erlaube es der Hannover Rück, ihre Kapitalsituation sehr flexibel den Zyklen der Schaden-Rückversicherung anzupassen.

Bereits im Jahre 1994 hatte die Hannover Rück mit ihrem weltweit ersten Securitization-Modell „Kover“ Naturkatastrophenrisiken in den Kapitalmarkt transferiert und damit auf diesem Feld Pionierarbeit geleistet. Ihre Führungsrolle auf dem Gebiet des alternativen Risikotransfers baute die Gesellschaft in den

Folgejahren durch fünf weitere Kapitalmarkt-Transaktionen sowohl für Naturkatastrophen- als auch Lebensrückversicherungsrisiken aus.

Für weitere Informationen wenden Sie sich bitte an Ralf Arndt (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-mail: ralf.arndt@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von 8,3 Mrd. EUR für das Jahr 2000 die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.*

Ad hoc
Hannover, 2 April 2002:

Transfer of large-scale risks into capital market

With today's completion of its "K3" transaction, Hannover Re has again utilized the capital markets for the securitization of catastrophe and other large-scale risks. This transaction provides Hannover Re with an equity substitute in the amount of USD 230 million.

"K3" is a structured financing involving a so-called portfolio-linked securitization, comprising a variety of non-proportional reinsurance covers for natural perils (hurricanes and earthquakes in the U.S., wind-storms in Europe and earthquakes in Japan) and worldwide aviation business.

Further information is to be found in a press release issued today by Hannover Re.

Contact: Ralf Arndt, tel. +49 / 511 / 56 04-15 00, e-mail: ralf.arndt@hannover-re.com

Ad-hoc
Hannover, 2. April 2002:

Transfer von Großrisiken in den Kapitalmarkt

Mit ihrer heute abgeschlossenen Transaktion „K3" hat die Hannover Rück erneut den Kapitalmarkt zur Absicherung von Groß- und Katastrophenrisiken herangezogen. Mit dieser Transaktion schafft die Hannover Rück ein Kapitalsubstitut in Höhe von 230 Mio. USD.

Das Modell „K3" ist eine so genannte Portfolio-Linked Securitization (Verbriefung), die unterschiedliche Rückversicherungsrisiken umfasst: Naturgefahren (Hurrikane und Erdbeben in den USA, Stürme in Europa und Erdbeben in Japan) sowie weltweites Luftfahrtgeschäft.

Weitere Informationen gibt die Hannover Rück in ihrer heute veröffentlichten Pressemitteilung.

Kontakt: Ralf Arndt, Tel. 05 11 / 56 04-15 00, e-mail: ralf.arndt@hannover-re.com